Exhibit (a)(5)(ii)

D.N. FST CV 09 6002152 S	: SUPERIOR COURT

CAPGROWTH PARTNERS, ET AL	: STAMFORD/NORWALK JUDICIAL : DISTRICT AT STAMFORD
VS

V. PREM WATSA, ET AL

AND

ODYSSEY RE HOLDINGS CORP.	: OCTOBER 16, 2009
MEMORANDUM OF DECISION
RE: PLAINTIFFS’ APPLICATION FOR A TEMPORARY
RESTRAINING ORDER, EXPEDITED DISCOVERY
AND TEMPORARY INJUNCTION
          This court conducted a hearing based on the papers without any witnesses testifying. The plaintiffs seek to restrain and enjoin a negotiated tender offer that is scheduled to close on October 21, 2009. The offer is the culmination of a transaction that was announced on September 4, 2009. The offer price represents approximately a 30% premium over the pre-announcement market price for shares of Odyssey Re common stock. The offer provides an opportunity for the Odyssey Re shareholders that plaintiff represents in this class action to receive more then one billion dollars in cash. The plaintiff asked the court for expedited injunctive relief to block the tender offer from proceeding.
          Fairfax Investments USA Corp. is a Delaware corporation and a wholly-owned subsidiary of Fairfax Financial Holdings Limited. Odyssey Re, a Delaware corporation, was formed through the combination of businesses acquired by Fairfax in 1996 and 1999. Fairfax has maintained majority ownership of Odyssey Re’s shares since Odyssey Re’s initial public offer in 2001. Fairfax and its subsidiaries own approximately 72.6% of the outstanding Odyssey Re common stock.
     During the week of August 17, 2009, Fairfax approached the members of Odyssey Re’s board of directors to state its interest in exploring a potential acquisition. Discussions and negotiations followed. On September 16 and 17, 2009, the legal and financial advisors for Fairfax and Odyssey Re engaged in negotiations with the members of the special committee. On September 17, 2009 Fairfax agreed to increase its offer to $65.00 per share, which Fairfax stated was its best and final offer. On the morning of September 18, 2009, the special committee unanimously agreed to recommend that Odyssey’s board of directors recommend that shareholders accept Fairfax’s offer of $65.00 per share. The necessary approvals were obtained. The tender offer was commenced on September 23, 2009. On September 30, 2009, Odyssey Re filed the Recommendation Statement with the Securities and Exchange Commission (“SEC”) in connection with the tender offer and Merger Agreement. The tender offer is scheduled to close on October 21, 2009.
     The law in Connecticut is clear that a party seeking a temporary restraining order has the burden of proving (1) a likelihood of prevailing on the merits, (2) lack of an adequate legal remedy, (3) substantial probability of irreparable harm, and (4) the balance of the equities favors a temporary restraining order.
     This court finds that there are adequate legal remedies available to the plaintiff. A court will not grant injunctive relief if it appears from the complaint and the moving papers to a reasonable certainty that an award of money damages could fully and adequately compensate the plaintiffs for any injury they may suffer. A party seeking injunctive relief has the burden of alleging and proving irreparable harm and a lack of an adequate remedy. These elements are so crucial that a party’s failure to allege and prove them is sufficient ground for sustaining the refusal to grant an injunction, even where a court’s conclusions on the merits are erroneous. The plaintiffs’ papers confirm the availability of adequate legal remedies. The Complaint affirmatively demands monetary damages, not injunction relief. If plaintiff prevailed on its claims after trial, an award of money damages would adequately compensate for any injuries it suffered.
          Even if the tender offer price was found to be inadequate at trial, any unfairness is reflected in an unfair price for which there is a remedy of other than the extraordinary remedy of a preliminary injunction. The plaintiffs have a remedy for the claim of inadequate consideration for its Odyssey Re shares under statutory appraisal rights under Delaware law 8 Del. C § 262. In the absence of fraud, self-dealing or gross overreaching, stockholders cashed out in a merger can rely on the basic remedy of an appraisal under Delaware law.
          There is no irreparable harm. As with the availability of legal remedies, the probability of irreparable harm depends on whether a plaintiff can be made whole by money damages. The plaintiff argues that Odyssey Re is being acquired on the cheap. The plaintiff has the option of seeking damages in a trial on its breach of duty claims, or exercising its statutory appraisal rights, or both. Either a damages claim or an appraisal proceeding would provide a full and adequate remedy of the harm for which plaintiff seeks relief. The failure to demonstrate the probability of irreparable harm is fatal to the plaintiffs’ application for injunctive relief.
          In balancing the equities, a court may consider and balance the injury complained of with that which will result with the interference by injunction. There would be significant harm to other minority shareholders. If the tender offer is enjoined by this court, those shareholders will be deprived of their free choice to decide whether or not to sell, and they will lose out on the approximate 30% premium and the approximate $1 billion in cash. Thus, the balance of the equities fall against the plaintiff.
          The Connecticut law on the standard for granting expedited discovery is limited. Delaware Courts will grant expedited discovery only if a plaintiff can demonstrate both (1) a sufficiently colorable claim and (2) a sufficient possibility of a threatened irreparable harm. If a plaintiff cannot succeed in its request for a temporary restraining order or preliminary injunction, expedited discovery is not justified.
          In rendering this decision, the court has taken into consideration the extensive briefs filed by both parties along with the cases attached thereto, and the case of Chalverus v. Bershad, 2009 WL 3087205 (Conn. Super. CT. Aug. 31, 2009) decided by Judge Aurigemma.
          For all of the foregoing reasons, the plaintiff’s request for a temporary restraining order, expedited discovery and temporary injunction are denied.
          SO ORDERED.
EDWARD R. KARAZIN, JR.
SENIOR JUDGE

4